EXHIBIT 12.1

FOGO DE CHAO, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)

					Successor	Predecessor
	Fiscal Year Ended				Period from May 24	Period from January 2
	January 1, 2017	January 3, 2016	December 28, 2014	December 29, 2013	to December 30, 2012(1)(2)	to July 20, 2012(1)(3)
Earnings:
Income (loss) before income taxes	36,219	13,829	24,264	1,535	(10,227)	(7,590)
Add/(Deduct):

Fixed charges	12,079	17,227	25,293	31,068	14,156	11,323

Capitalized interest	(107)	(123)	(158)	(585)	(106)	(200)

Earnings	48,191	30,933	49,399	32,018	3,823	3,533

Fixed Charges:

Interest expensed	4,387	9,975	17,937	22,862	10,914	7,701

Interest capitalized	107	123	158	585	106	200
Amortization of deferred financing costs	577	1,001	1,573	2,443	1,237	1,034
Estimate of interest in rent expense(4)	7,008	6,128	5,625	5,178	1,899	2,388

Total fixed charges	12,079	17,227	25,293	31,068	14,156	11,323

Ratio of Earnings to Fixed Charges	3.99	1.80	1.95	1.03	0.27	0.31

(1)	The Company was incorporated under the name Brasa (Parent) Inc. on May 24, 2012 in connection with the acquisition on July 21, 2012 of Fogo de Chão Churrascaria (Holdings) LLC, a Delaware limited liability company, and its parent company, FC Holdings Inc., a Cayman Islands exempt company, by a collaborative group consisting of funds affiliated with Thomas H. Lee Partners, L.P. and other minority investors (the “Acquisition”).
(2)	The ratio is for the period in 2012, after the Company was incorporated under the name Brasa (Parent) Inc.
(3)	The ratio is for the period in 2012, before the Acquisition.
(4)	Estimate of interest within rent expense is calculated under the assumption that one-third of rent expense is representative of interest costs which is a reasonable approximation of the interest factor.